Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

ACQUISITION OF CUSTOMISED PROPERTY IN THE PRC

The Board announces that on 24 December 2018 (after trading hours), the Company, as purchaser, entered into the Sale and Purchase Agreement with the Vendor, pursuant to which the Company agreed to purchase the Customised Property at a total consideration of not more than RMB798,560,000 (subject to tax assessment as set out in the consideration section of this announcement).

As at the date of this announcement, the Vendor is a company indirectly owned as to 49% by CSAH. CSAH is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules. As the Vendor is an associate of CSAH, the Vendor is also a connected person of the Company under the Listing Rules. Accordingly, the transaction contemplated under the Sale and Purchase Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for the Customised Property Acquisition is higher than 0.1% but less than 5%, the Customised Property Acquisition is only subject to the reporting, announcement and annual review requirements and exempt from the independent shareholders’ approval requirement under the Listing Rules.

THE CUSTOMISED PROPERTY ACQUISITION

The Board announces that on 24 December 2018 (after trading hours), the Company, as purchaser, entered into the Sale and Purchase Agreement with the Vendor, pursuant to which the Company agreed to purchase the Customised Property at a total consideration of not more than RMB798,560,000 (subject to tax assessment as set out in the consideration section of this announcement).

The Customised Property is constructed to provide logistics support to pilots who receive training at Zhuhai Xiangyi. The Vendor is responsible for the planning, design, construction and delivery of the Customised Property pursuant to the specific needs of the Company as well as the relevant procedures for property transfer registration and the Company undertakes to purchase the Customised Property from the Vendor pursuant to the Sale and Purchase Agreement.

The principal terms of the Sale and Purchase Agreement are as follows:

Date:	24 December 2018 (after trading hours)

Parties:	(1) the Company (as the purchaser); and (2) the Vendor

Property:	the whole 1st to 42th floor and the basement of the hotel building A1 under the Zhuhai International Civil Aviation Standard Service Development and Training Centre Project to be constructed on the western side of the northern part of Lot No. 36 of Zhuhai Free Trade Zone, Zhuhai City, the PRC with a planned floor area of approximately 60,927.8 square meters

Consideration:

the total consideration is not more than RMB798,560,000 (tax inclusive and subject to tax assessment as set out in the consideration section of this announcement), representing RMB13,110 per square meter.

The consideration shall be paid by instalments upon the completion of various developmental stages, details of which is as follows:

1.  10% of the total consideration shall be payable by the Company on the next day after the signing of the Sale and Purchase Agreement, provided the Vendor has obtained a construction permit;

2.  10% of the total consideration shall be payable by the Company upon obtaining an order for commencement of works of the general contractor by the Vendor and the commencement of works by the civil engineering general contractor unit (estimated to be before 30 March 2019);

3.  40% of the total consideration shall be payable by the Company upon the issuance of a construction progress report by the project supervisor and 1/2 of the total construction area under civil engineering structure progress is completed by the Vendor (estimated to be before 30 December 2019);

4.  10% of the total consideration shall be payable by the Company upon the issuance of a construction report by the project supervisor and the roof capping of the project is completed by the Vendor (estimated to be before 30 June 2020);

5.  10% of the total consideration shall be payable by the Company upon obtaining an order for commencement of works of decoration by the Vendor and the commencement of works by the decoration unit (estimated to be before 30 September 2020);

6.  10% of the total consideration shall be payable by the Company upon obtaining an acceptance certificate by the Vendor and the project is completed (estimated to be before 30 December 2020); and

7.  10% of the total consideration shall be payable by the Company upon obtaining an occupation permit /delivery notice by the Vendor and the delivery is completed (estimated to be before 30 September 2021).

If any development stage is completed earlier or later than the scheduled time, the payment by the Company will be adjusted accordingly.

Completion:	delivery of the Customised Property is expected to take place on or before 30 September 2021. Completion of the Customised Property Acquisition is subject to signing contracts, payment of the consideration and the completion of the relevant procedures for property transfer registration by both parties pursuant to the relevant regulations for real property transfer.

INFORMATION OF THE CUSTOMISED PROPERTY

The Customised Property is the hotel building A1 under the Zhuhai International Civil Aviation Standard Service Development and Training Centre Project to be constructed on the western side of the northern part of Lot No. 36 of Zhuhai Free Trade Zone, Zhuhai City, the PRC, with a planned floor area of approximately 60,927.8 square meters, which includes 980 rooms as well as ancillary restaurant, conference room, swimming pool, hotel management room and kitchen for provision of logistics support to pilots.

CONSIDERATION

The consideration for the Customised Property Acquisition was determined after arm’s length negotiations between the Company and the Vendor, with reference to: (i) the prevailing selling prices of office buildings or apartments located in the same areas in Zhuhai, which ranges from RMB20,000 per square meter to RMB25,000 per square meter, as there is no hotel for sale or sold in the relevant areas in Zhuhai; and (ii) results of applying the cost-plus pricing approach (including the project development costs and expenses, tax estimation and the cost-profit margin at the rate of 8% to 15%). The Company intends to satisfy the consideration by its internal resources.

The Company and the Vendor agreed that after the construction cost of the Customised Property is confirmed by construction cost consultancy company, both parties will collectively engage an auditing agency to assess the tax according to the national and Zhuhai tax policies. If the assessed total consideration (tax inclusive) as confirmed by both parties is higher than RMB798,560,000, the final total consideration shall be RMB798,560,000. If the assessed total consideration (tax inclusive) as confirmed by both parties is lower than RMB798,560,000, the final total consideration shall be the assessed total consideration.

REASONS FOR AND BENEFITS OF THE CUSTOMISED PROPERTY ACQUISITION

Since the Customised Property is situated next to Zhuhai Xiangyi, the Company believes that the purchase of the Customised Property can better meet the needs of the pilots who receive training at Zhuhai Xiangyi by providing convenient accommodation, improving the rest and training qualities for the pilots and reducing potential safety risks.

The Board (including the independent non-executive Directors) considers that the terms of the Sale and Purchase Agreement (including the consideration for the Customised Property Acquisition) are fair and reasonable and are entered into on normal commercial terms or better, and in the interests of the Company and its Shareholders as a whole.

LISTING RULES IMPLICATIONS

As at the date of this announcement, the Vendor is a company indirectly owned as to 49% by CSAH. CSAH is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules. As the Vendor is an associate of CSAH, the Vendor is also a connected person of the Company under the Listing Rules. Accordingly, the transaction contemplated under the Sale and Purchase Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for the Customised Property Acquisition is higher than 0.1% but less than 5%, the Customised Property Acquisition is only subject to the reporting, announcement and annual review requirements and exempt from the independent shareholders’ approval requirement under the Listing Rules.

Among the six Directors, two connected Directors, Mr. Wang Chang Shun and Mr. Zhang Zi Fang, were required to abstain from voting in respect of the resolution to approve the Sale and Purchase Agreement (including the consideration for the Customised Property Acquisition). All the remaining four Directors who were entitled to vote, unanimously approved the resolutions approving the Sale and Purchase Agreement.

INFORMATION OF THE COMPANY AND THE VENDOR

The principal business activity of the Company is that of civil aviation.

The Vendor, a wholly-owned subsidiary of Zhonghai CSA, based on its business license, is engaging in the business of real estate development, property management, interior decoration and design, property agency, leasing, wholesale and retail of mechanical machinery and equipment, and wholesale and retail of building materials.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the meanings set out below:

“associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Customised Property”	the whole 1st to 42th floor and the basement of the hotel building A1 under the Zhuhai International Civil Aviation Standard Service Development and Training Centre Project to be constructed on the western side of the northern part of Lot No. 36 of Zhuhai Free Trade Zone, Zhuhai City, the PRC, with a planned floor area of approximately 60,927.8 square meters

“Customised Property Acquisition”	the acquisition of the Customised Property by the Company from the Vendor pursuant to the Sale and Purchase Agreement

“Directors”	directors of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Sale and Purchase Agreement”	the commercial house customisation and sale and purchase agreement dated 24 December 2018 entered into between the Company and the Vendor in respect of the customisation and sale and purchase of the Customised Property

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning as ascribed thereto under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)

“Vendor”	Zhuhai China Southern Air Real Property Development Co., Ltd. (珠海南航房地產開發有限公司), a company established in the PRC and is a wholly-owned subsidiary of Zhonghai CSA as at the date of this announcement

“Zhonghai CSA”	Zhonghai China Southern Air Construction Development Co., Ltd. (中海南航建設開發有限公司), a company established in the PRC owned as to 49%, 30% and 21% equity interests by CSAH, CITIC Real Estate Group Co., Ltd. (中信房地産集團有限公司) and Guangdong Zhonghai Real Estate Co., Ltd. (廣東中海地產有限公司), respectively, as at the date of this announcement

“Zhuhai Xiangyi”	Zhuhai Xiangyi Aviation Technology Company Limited (珠海翔翼航空技術有限公司), a wholly-owned subsidiary of the Company

“%”	per cent.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the PRC

24 December 2018

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.